FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of NOVEMBER, 2003

ADRIAN RESOURCES LTD. (File #: 0-26296)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

News Release Dated November 12, 2003,

2.

News Release Dated November 20, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

ADRIAN RESOURCES LTD.

(Registrant)

Date: December 2, 2003

By:

“James G. Stewart”

Its:

Secretary

(Title)

ADRIAN RESOURCES LTD.

#2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772, Fax:  (604) 331-8773

December 2, 2003

SECURITIES AND EXCHANGE COMMISSION                               VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.

20549

Dear Sir or Madam:

RE:

Adrian Resources Ltd. – (File #0-26296)

Form 6-K

On behalf of Adrian Resources Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ADRIAN RESOURCES LTD.

Signed:  “James G. Stewart”

Per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor’s Corporation (w. 3 copies)

OTC/BB Filings, Attention:  Pam Morris

Gowling Lafleur Henderson Attn:  Rod McKeen

ADRIAN RESOURCES LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

November 12, 2003	Trading Symbol: TSX – ADL

SHAREHOLDERS APPROVE PRIVATE PLACEMENT

Adrian Resources Ltd. (“Adrian”) is pleased to report that its shareholders today approved the exercise of the warrants and broker warrants issued pursuant to the non-brokered private placement of 8,333,333 units at a price of $0.15 per unit which closed on September 24, 2003.  Adrian’s shareholders also approved the non-brokered private placement for an additional 6,666,666 units at a price of $0.15 per unit announced on September 5, 2003.  Adrian expects this second placement to close shortly.

Adrian is also pleased to report that its shareholders elected Richard Fifer as a director.

On behalf of the Board of Directors of

ADRIAN RESOURCES LTD.

“Chet Idziszek”

_________________

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

ADRIAN RESOURCES LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

November 20, 2003	Trading Symbol: TSX – ADL

NEWS RELEASE

Adrian Resources Ltd. (“Adrian”) is pleased to report that it has completed the non-brokered private placement of 6,666,666 units at a price of $0.15 per unit to generate gross proceeds of $1,000,000.  Each unit consists of one common share of Adrian and one half warrant, every full warrant entitling the purchase of an additional common share of Adrian at a price of $0.25 per share up to November 18, 2005. In connection with this private placement, Adrian has agreed to pay a finder’s fee of $100,000

The common shares forming part of the units, and any common shares acquired on the exercise of the warrants forming part of the units are subject to a four-month hold period expiring on March 18, 2004.

On behalf of the Board of Directors of

ADRIAN RESOURCES LTD.

“Chet Idziszek”

____________________

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN